Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 25, 2010

iPath – Buy/Write (BWV): Tight Rope ‐ :15s

BWV iPath CBOE S&P 500 BUYWRITE INDEX ETN An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1 -877-76-iPATH, or you may request a copy from any other dealer participating in the offering. Exchange Traded Notes

BlackRock Fund Distribution Company assists in the promotion of the Securities. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. Exchange Traded Notes

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways. “Standard & Poor’s””, “S&P”, “S&P 500””, “Standard & Poor’s 500TM” and “500” are trademarks of S&P and “Buywrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or the Index Sponsor and neither S&P nor the Sponsor make any representation regarding the advisability of investing in the Securities. 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0226-0610 I NOT FDIC INSURED - NO BANK GUARANTEE MAY LOSE VALUE I